January 8, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following series of EA Series Trust, under the Exchange Act of 1934:

- Strive 500 ETF
- Strive Emerging Markets Ex-China ETF
- Strive U.S. Energy ETF
- Strive U.S. Semiconductor ETF
- Strive FAANG 2.0 ETF
- Strive 1000 Growth ETF
- Strive 1000 Value ETF
- Strive Small-Cap ETF
- Strive 1000 Dividend Growth ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com